Exhibit 99.3

ASML to Deliver Advanced Resolution Techniques to SEMATECH for Manufacturing Research

VELDHOVEN, the Netherlands, September 19, 2006 – ASML Holding NV (ASML) announced today that semiconductor R&D consortium SEMATECH has awarded ASML a contract to qualify the imaging performance of advanced logic patterns, metrology structures and defect designs for the 45-nanometer (nm), 32-nm, and 22-nm technology nodes.

SEMATECH, together with its subsidiary, the International SEMATECH Manufacturing Initiative (ISMI), is creating these advanced designs which will incorporate ASML’s resolution enhancement techniques (RETs) in the form of proprietary and patented mask technologies as well as scanner optimization settings.

“We're proud that SEMATECH and ISMI chose ASML to participate in developing lithography solutions for advanced manufacturing,” said Dinesh Bettadapur, president and CEO, ASML MaskTools. “As a company, we are committed to providing the semiconductor industry with a complete and tightly integrated solutions portfolio as exemplified by our leading edge immersion scanners, innovative mask technologies, and software products for scanner-mask optimization.”

ASML will supply advanced RET mask patterns for the SEMATECH design structures and deliver a fully qualified set of masks together with a set of validation wafers. ASML will also develop optimized scanner settings for the mask patterns which will be exposed on a TWINSCAN™ XT:1700i scanner at ASML's demo lab facility in Veldhoven. The company will further assist SEMATECH by measuring the imaging performance of the exposures through SEM measurements and simulations.

“We are pleased to collaborate with ASML on determining the right lithography solutions for the 45-nm, 32-nm, and 22-nm technology nodes,” said John Allgair, Litho Metrology program manager for International SEMATECH Manufacturing Initiative, SEMATECH’s manufacturing-oriented subsidiary. “We are looking forward to reviewing the results from this project and making some key technology selection information available to our member companies.”

About ASML

ASML is the world's leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.

Media Relations Contacts

Tom McGuire – Corporate Communications – +31 40 268 5758 – Veldhoven, the Netherlands

Angelique Paulussen – Corporate Communications – +31 40 268 6572 – Veldhoven

Investor Relations Contacts

Craig DeYoung – Investor Relations – +1 480 383 4005 – Tempe, Arizona

Franki D’Hoore – Investor Relations – +31 40 268 6494 – Veldhoven, the Netherlands

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